

January 10, 2011

Via Fax & U.S. Mail

Mr. Joel Stohlman
President and Chief Executive Officer
Laufer Bridge Enterprises, Inc.
3276 Buford Drive
Building 104, Suite 320
Buford, Georgia 30519

> **Re: Laufer Bridge Enterprises, Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed January 13, 2010**
> **File No. 333-149177**

Dear Mr. Stohlman:

We have reviewed your response letter dated November 19, 2010 in response to the Staff's letter dated September 29, 2010 and have the following additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 8-K filed 7/28/2009

1. We note your response to prior comment number one, and the fact that you have filed an extension for your Form 10-K for the year ended September 30, 2010. Please either file an amended Form 8-K as soon as possible to provide the required information, or, to the extent you file Form 10-K for the year ended September 30, 2010 in the next 10 business days, include the information in that Form 10-K.

Form 10-K for the year ended September 30, 2009

Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 17

2. We note your response to prior comment number six and are not able to locate the revisions indicated in your response. In your Form 10-K for the year ended September

30, 2010, please expand your disclosure to discuss the consequences to the Company in the event you are not able to attain profitable operations or not being able to attain profitable operations.

Consolidated Balance Sheet

g. Goodwill, page F-8

3. We do not consider your response to our prior comment number eight to fully address our concerns. Please explain to us in detail how you were able to conclude that no impairment of goodwill was required at September 30, 2009 and June 30, 2010 in light of the fact that company has substantially no financial resources, has sustained operating and net losses for all periods (regardless of the fact that there has been no diminution of operations as indicated in your response), and the auditor's report included in your most recent Form 10-K contained an explanatory paragraph stating that there is substantial doubt about the entity's ability to continue as a going concern.

4. Furthermore, given that goodwill represents 40% and 41% of your total assets at September 30, 2009 and June 30, 2010, respectively, it appears that goodwill impairment is a critical accounting estimate for which you are required to discuss within MD&A. Assuming a satisfactory response to the comment above and that no goodwill impairment is necessary, please revise MD&A to address the following:

- Percentage by which fair value exceeded carrying value as of the date of the most recent impairment test for each reporting unit;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions; and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 4-Note Payable, page F-11

5. We note your response to prior comment number 13; however it is unclear to us how you accounted for the forgiveness of the promissory note in the amount of $12,500 due to JW Financial within your financial statements. Please advise and further explain the underlying economic business reason why JW Financial was willing to forgive the note in the amount of $12,500 for no consideration. Please revise your financial statements accordingly.

You may contact Effie Simpson at (202) 551-3346, or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Joel Stohlman
                (212) 644-6498